23 March 2000

Ref: 22/00

BHP SENIOR EXECUTIVE RETIREMENT

The Broken Hill Proprietary Company Limited (BHP) today announced George Edgar, President BHP Flat Products, will retire from the Company later this year. Mr Edgar agreed to defer his retirement until December 2000 to continue his current responsibilities with North Star BHP, maintain an involvement in a number of regional committees and help the transition towards a focussed regional BHP Steel business.

President BHP Steel Kirby Adams said: "I am delighted George has agreed to remain part of the BHP Steel team until December. He has an enormous amount of experience in the steel industry and will provide valuable support as we progress with the implementation of the BHP and Steel Strategy Plans."

Mr Edgar joined BHP in 1959 as a metallurgical trainee at Port Kembla and has held a wide range of senior Steel management positions throughout his career with the Company including Group General Manager Long Products Division 1991 to 1996. He was appointed Group General Manager and Chief Operating Officer Flat Products Division in 1996; Group General Manager and Chief Operating Officer Integrated Steel Division in 1997 and became President BHP Flat Products in early 1999. In 1997 Mr Edgar was awarded the South East Asia Iron & Steel Institute Medal of Honour in recognition of his contribution to the steel industry in that region.

BHP Managing Director and CEO Paul Anderson paid tribute to Mr Edgar's contribution to BHP and to the steel industry in Australia and the region and thanked him for his efforts throughout a long and distinguished career with the Company. "George has made a very significant contribution to our steel business in both Whyalla and Port Kembla and will be well remembered at both sites for his leadership through times of continuous change. His leadership in achieving Port Kembla's present low cost position amongst the world's hot rolled steel producers is an outstanding achievement."

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Contact:

MEDIA RELATIONS:

Mandy Frostick, Manager Media Relations

Ph: 61 3 9609 4157

Mob: 61 419 546 245

Andrew Marjoribanks, Manager Business Relations, BHP Steel

Ph: 61 3 9609 3973

61 2 9241 6663

Mob: 61 418 334 979

INVESTOR RELATIONS:

Rob Porter, Vice President Investor Relations

Ph: 61 3 9609 3540

Mob: 61 419 587 456

Pierre Hirsch

BHP Investor Relations - San Francisco

Tel: +1 415 774 2030